UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-8712

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOWATER INCORPORATED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWATER INCORPORATED

P. O. Box 1028
55 East Camperdown Way
Greenville, SC 29602

REQUIRED INFORMATION

1.	Report of Independent Registered Public Accounting Firm

2.	Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002

3.	Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

4.	Notes to Financial Statements

5.	Exhibits:

a.	Exhibit 23 — Independent Registered Public Accounting Firm Consent

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWATER INCORPORATED SAVINGS PLAN
(Name of Plan)

/s/ Aaron B. Whitlock

Date: June 28, 2004	Aaron B. Whitlock
Director, Compensation and Benefits
Bowater Incorporated
(Plan Administrator)

BOWATER INCORPORATED SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

BOWATER INCORPORATED SAVINGS PLAN

Schedules not filed herewith are omitted because of the absence of conditions under which they are required. Required schedules of the Master Trust are included with the appropriate Department of Labor filings.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Bowater Incorporated:

We have audited the accompanying statements of net assets available for benefits of the Bowater Incorporated Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bowater Incorporated Savings Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Greenville, South Carolina
June 11, 2004

BOWATER INCORPORATED SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments:
Participant directed:
Plan interest in Master Trust:
At fair value:
Bowater Stock Fund	$28,972,179	$32,351,644
Bowater Inc. Common Stock – ESOP Allocated	8,503,751	8,355,884
Fidelity Magellan Fund	44,623,710	35,538,619
Fidelity Equity Income Fund	33,849,240	26,262,295
Fidelity OTC Portfolio Fund	35,713,660	26,324,721
Fidelity International Growth and Income Fund	6,504,589	4,132,340
Fidelity Asset Manager Fund	8,156,341	6,752,791
Fidelity Asset Manager: Growth Fund	6,148,381	4,928,861
Fidelity Asset Manager: Income Fund	886,397	527,224
Fidelity Short-Term Bond Portfolio Fund	2,660,394	2,920,008
Spartan US EQ Index	9,698,269	7,204,523
TCW Galileo Small Cap I	1,469,093	634,189
LD Abbett SM Cap	431,771	—
Participants notes receivable	7,252,156	7,309,427

Total investments in Master Trust, at fair value	194,869,931	163,242,526
At contract value:
Fixed Income Fund	188,183,070	182,326,139

Total investments in Master Trust	383,053,001	345,568,665

Total assets	383,053,001	345,568,665

Net assets available for benefits	$383,053,001	$345,568,665

See accompanying notes to financial statements.

BOWATER INCORPORATED SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Plan interest in Master Trust investment income (loss)	$46,681,243	$(22,737,261)
Net depreciation in fair value of mutual funds and collective trusts	—	(177,625)
Interest and dividends	—	35,746

Total investment income (loss)	46,681,243	(22,879,140)
Contributions:
Employer’s	2,868,912	5,502,054
Participants’	17,072,897	17,156,046
Rollovers	37,132	482,015

Total contributions	19,978,941	23,140,115

Total additions	66,660,184	260,975

Deductions from net assets attributed to:
Benefits paid to participants	29,142,948	28,907,982
Administrative expenses	32,900	44,578

Total deductions	29,175,848	28,952,560

Net increase (decrease)	37,484,336	(28,691,585)
Net assets available for benefits:
Beginning of year	345,568,665	374,260,250

End of year	$383,053,001	$345,568,665

See accompanying notes to financial statements.

BOWATER INCORPORATED SAVINGS PLAN

Notes to financial statements
December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Bowater Incorporated Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established by Bowater Incorporated (Company) as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (ESOP). It covers all full-time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant in the Bowater Incorporated Master Trust Agreement (Master Trust) with Fidelity Management Trust Company (Fidelity) (note 4).

(b)	Contributions

Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable deferral percentage is 50% of the participant’s earnings and certain other income items.

The Company contributes to the Plan in cash or shares of Company common stock. For certain groups of employees, Company contributions are made only if there are sufficient current or accumulated profits. Generally, the Company contributes an amount equal to a percentage of each participant’s contributed earnings. The Company match is dependent upon each participant’s predecessor plan design. Generally, the Company will match between 40% and 60% of each participant’s contributed earnings up to 6%. Participants who direct their contributions to the Bowater Stock Fund receive an additional company contribution equal to 5% of the purchase price of the stock.

The Company may authorize additional employer contributions.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings; each participant’s account is debited for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants become fully vested in the Company contributions after completing three years of service.

(e)	Investment Options

Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, a Bowater Stock Fund, and certain mutual funds. Participants may make an unlimited number of exchanges out of the Bowater Stock Fund, but only one exchange transaction into the Bowater Stock Fund in a thirty-day period.

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2003 and 2002

(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 5.75% to 10.50% on participant loans. Principal and interest are paid through payroll deductions.

(g)	Benefits and Withdrawals

Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

(h)	Forfeited Accounts

Forfeited nonvested accounts are used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The Assets of the Plan are invested in the Bowater Incorporated Master Trust. Prior to February 1, 2002, some of Plan’s assets had been invested in mutual funds and collective trusts outside the Master Trust. The Master Trust includes the Fixed Income Fund, the Bowater Stock Fund, and mutual funds. Under the terms of the Master Trust agreement, all assets of the participating plan accounts are considered a single fund or funds which are commingled for investment purposes.

The fully benefit-responsive stable value investment contracts within the Fixed Income Fund are valued at contract value, as reported by Fidelity. All other investments are based on the fair values, as determined by Fidelity through quoted market prices.

Purchases and sales of mutual funds in the Plan and Master Trust are recorded on a trade date basis. The Plan and Master Trust record interest income on an accrual basis and accrue dividends on the ex-dividend date.

(c)	Administrative Expenses

Net appreciation (depreciation) in fair value of investments, as reported by Fidelity, is net of investment management fees. Additional administrative expenses, including additional expenses charged by Fidelity, are paid by the participants or the Company.

(d)	Payments of Benefits

Benefit payments to participants are recorded upon distribution.

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2003 and 2002

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

(3)	Investments

Investments with items representing 5% or more of net assets separately stated, at December 31, 2003 and 2002 were as follows:

	2003	2002
Plan interest in Master Trust (note 4)	$383,053,001	345,568,665

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2003 and 2002

(4)	Master Trust

The Plan is a participant in the Master Trust. The following table presents the investments for the Master Trust at December 31, 2003 and 2002:

	2003	2002
Issuer
Fixed Income Fund:
At contract value:
AIG Life 5.73%, 10/30/03	$—	3,120,345
CDC Financial Products, 5.24%	40,641,360	33,805,705
GE Life and Annuity ASR, 6.03%, 12/16/03	—	5,588,996
John Hancock, 6.02%, 3/18/04	5,288,049	4,987,784
John Hancock, 6.67%, 9/30/03	—	2,811,856
Monumental Life, Insurance, 5.58%	40,644,089	33,809,268
Morgan Guaranty, 5.24%	40,644,167	33,809,134
New York Life, 6.03%, 6/30/03	—	3,248,164
Ohio National, 6.08%, 4/16/03	—	4,054,032
Pacific Life, 6.01%, 1/22/04	5,254,811	4,956,900
SAFECO, 6.20%, 4/8/04	3,499,818	3,499,818
UBS AG, 5.57%	40,644,083	33,809,262
United of Omaha, 6.24%, 1/31/03	—	2,081,716
United of Omaha, 6.15%, 2/2/04	4,223,759	4,223,759

	$180,840,136	173,806,739
At fair value:
Fidelity short-term investment fund	7,342,934	8,519,400

Total fixed income fund	188,183,070	182,326,139

Fidelity Magellan Fund	44,623,710	35,538,619
Fidelity Equity Income Fund	33,849,240	26,262,295
Fidelity OTC Portfolio Fund	35,713,660	26,324,721
Fidelity International Growth and Income Fund	6,504,589	4,132,340
Fidelity Asset Manager Fund	8,156,341	6,752,791
Fidelity Asset Manager Growth Fund	6,148,381	4,928,861
Fidelity Asset Manager Income fund	886,397	527,224
Fidelity Short-term Bond Portfolio Fund	2,660,394	2,920,008
Janus Enterprise	—	—
Spartan US Eq Index	9,698,269	7,204,523
TWC Galileo Sm Cap I	1,469,093	634,189
LD Abbett SM Cap	431,771	—

Total Mutual Funds	150,141,845	115,225,571

Participant notes receivables	7,252,156	7,309,427
Bowater ESOP Stock	8,503,751	8,355,884
Bowater Stock Fund	28,972,179	32,351,644

Total Master Trust investments available for benefits	$383,053,001	345,568,665

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2003 and 2002

At December 31, 2003 and 2002, the Plan’s interest in the Master Trust was 100%.

Investment income (loss) of the Master Trust for the years ended December 31, 2003 and 2002, was as follows:

	2003	2002
Interest and dividends	$12,038,230	$12,307,223
Net appreciation (depreciation) – Bowater Stock	3,232,229	(2,472,455)
Net appreciation (depreciation) – Bowater ESOP Stock	782,902	(1,088,577)
Net appreciation (depreciation) – Mutual Funds	30,627,882	(31,483,452)

	$46,681,243	$(22,737,261)

The Plan’s share of the Master Trust investment loss for the years ended December 31, 2003 and 2002, was 100%.

(5)	Related Party Transactions

Certain Plan assets of the Master Trust are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all Company contributions.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

(8)	Amendments

During 2002, the Plan was amended to incorporate new provisions allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001.

INDEX TO EXHIBITS

Exhibit No.	Description
23	Independent Registered Public Accounting Firm Consent